500 GRANT STREET, SUITE 4500 • PITTSBURGH, PENNSYLVANIA 15219.2514

TELEPHONE: +1.412.391.3939 • FACSIMILE: +1.412.394.7959

DIRECT NUMBER: (412) 394-9547

APANDIT@JONESDAY.COM

December 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief
Karina Dorin, Staff Attorney
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant

Re:	Montauk Renewables, Inc.
Registration Statement on Form S-1
Filed December 11, 2020
File No. 333-241312

On December 21, 2020, the Company received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission on the Registration Statement on Form S-1 (the “Registration Statement”) filed by Montauk Renewables, Inc., a Delaware corporation (the “Company”), on December 11, 2020. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter.

For your convenience, the italicized numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of the Company’s responses correspond to page numbers in Amendment No. 1 unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROITDUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNEMEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGOSAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

United States Securities and Exchange Commission

December 23, 2020

Registration Statement on Form S-1

Our Amended and Restated Certificate of Incorporation will provide that, unless we determine otherwise, page 43

1. We note your revisions in response to prior comment 6 and reissue the comment in part. Please make corresponding revisions to your disclosure under “Choice of Forum” on page 147 and revise your Amended and Restated Certificate of Incorporation to state clearly that your Delaware Forum Provision does not apply to actions arising under the Securities Act or Exchange Act.

Response:

The Company respectfully advises the Staff that it has revised the Amended and Restated Certificate of Incorporation and updated the disclosures on pages 43 and 147 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of OperationsInternal Control Over Financial Reporting, page 75

2. We note your disclosure regarding the material weakness identified in connection with the preparation of your interim financial statements for the nine months ended September 30, 2020 and 2019. Furthermore, you state the material weakness resulted in accounting adjustments recorded to certain accounts in the interim financial statements, prior to their issuance. Tell us how you determined that the material weakness related to income tax provision and related accruals did not impact the financial statements for the years ended December 31, 2019 and 2018.

Response:

The Company respectfully advises the Staff that the material weakness identified in connection with the preparation of the interim financial statements for the nine months ended September 30, 2020 and 2019 was related to the use of inappropriate current and projected pre-tax income within the interim period provisions. The Company’s controls to review these inputs used in the interim provision were not designed effectively to review their accuracy. This control gap did not extend to the year-end provision, which incorporates final year end income subject to an activity control, which operated effectively, and does not incorporate projected information. Management has worked to implement a review control of inputs for all interim provision processes on a go-forward basis. In addition, the Company’s deferred taxes were impacted as a result of the change in entity tax status of the MEC partnership that occurred in 2020, however, the Company’s controls were not designed effectively to evaluate the impact of the event. This was a discrete event for income tax purposes. As described above, the material weakness was related to non-recurring and discrete events that did not have an impact on the annual statements of December 31, 2019 and 2018.

United States Securities and Exchange Commission

December 23, 2020

Management, page 120

3. We note you disclose here that Sean F. McClain is your President and Chief Executive Officer, but your registration statement has been signed by Scott Loughman as Chief Executive Officer and President. Please advise or revise.

Response:

The Company respectfully advises the Staff that the current discrepancy is due to the sequencing of the Reorganization Transactions. The Company expects that Sean McClain will be appointed as the Company’s President and Chief Executive Officer on or around January 4, 2021 in connection with the internal reorganization described in Amendment No. 1, along with the other directors and officers described in Amendment No. 1, all of whom are currently directors and officers of Montauk Holdings Limited. These appointments will follow the completion of a series of transactions whereby the Company will become a direct wholly-owned subsidiary of Montauk Holdings Limited. The Company undertakes to file an amendment to the Registration Statement to reflect these appointments once complete and prior to the effectiveness of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 138

4. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Montauk Holdings Limited and CFB Clean Energy Capital Ltd. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response:

The Company respectfully advises the Staff that it has updated the disclosures on page 138 and 139 of Amendment No. 1 in response to the Staff’s comment.

With respect to CFB Clean Energy Capital Ltd., the Company has revised the disclosure to reflect its updated understanding of the relevant shareholdings in Montauk Holdings Limited.

With respect to Montauk Holdings Limited, the board of directors, which currently consists of eight members, will control the voting and investment decisions with respect to the Company’s shares held by Montauk Holdings Limited and no individual member of the board of directors will have voting or dispositive power over such shares.

United States Securities and Exchange Commission

December 23, 2020

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company also believes the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 4th Edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports its view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

As described above, the Montauk Holdings Limited’s board of directors currently consists of eight members, and generally makes decisions by majority vote with no member having the power to act individually to vote or sell the Company’s shares to be held by Montauk Holdings Limited. As a result, no individual member of the board of directors will have voting or dispositive power over such shares.

Exhibits

5. Please have counsel file a revised opinion that does not include any assumptions (1) that are readily ascertainable, (2) that assume any material facts, or (3) with regard to which counsel may appropriately rely on applicable officers’ certificates, or provide supplemental support as to why the particular assumption should be unobjectionable. For example, we refer you to the assumptions set forth in the first sentence of the third paragraph on page 1. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011).

Response:

The Company respectfully advises the Staff that it has filed an updated form of opinion of counsel from Jones Day in response to the Staff’s comment.

*    *    *

United States Securities and Exchange Commission

December 23, 2020

We are pleased to answer any questions at your convenience. Thank you for your cooperation and attention to this matter.

Best regards,

/s/ Amy I. Pandit
Amy I. Pandit

cc:	Sean F. McClain
cc:	Kevin A. Van Asdalan
cc:	John Ciroli
cc:	Bradley C. Brasser